United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents:

Press Release
Signature Page

Press Release

Companhia Vale do Rio Doce
CVRD announces stock merger with Caemi
Rio de Janeiro, January 23, 2006 – Companhia Vale do Rio Doce (CVRD) announces that the shareholders of Valepar S.A. (Valepar), the controlling shareholder of CVRD, acting under the existing shareholders agreement of Valepar, approved a proposal of CVRD senior management to exchange all preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) owned by its non-controlling shareholders for new CVRD preferred shares (PNA) to be issued. Using a procedure under the Brazilian corporate law called “incorporação de ações”, or stock merger, Caemi will become a wholly-owned subsidiary of CVRD.
The proposal will be ratified by the CVRD Board of Directors at the meeting to be held on January 26, 2006. All 1,558,963,806 publicly-held Caemi preferred shares, which trade on the São Paulo Stock Exchange (Bovespa) under the ticker symbol CMET4, will be exchanged for new CVRD (PNA) shares.
Each non-controlling Caemi shareholder will receive 0.04115 preferred shares PNA of CVRD for each Caemi preferred share. This exchange ratio reflects the stock market price behavior of both shares over the last 90 days.
CVRD currently owns 100% of Caemi’s common shares and 40.06% of Caemi’s preferred shares, for a total of 60.23% of its total capital. After the completion of the stock merger, CVRD will own all Caemi shares.
The stock merger is expected to produce significant benefits to both Caemi and CVRD shareholders, with cost reductions from the simplification of the ownership structure and with synergies, particularly in iron ore operations.
Current non-controlling shareholders of Caemi will benefit from the significant potential for profitable growth at CVRD, which invested an average of US$ 2.1 billion per year over the last five years. At the same time, CVRD shares have higher liquidity, being traded on the Bovespa, NYSE and Latibex.
Current CVRD shareholders will be able to capture all the returns generated by Caemi’s world-class assets.
After the CVRD Board of Directors ratifies the decision of the Valepar shareholders, all steps required to implement the transaction will be taken, including approval by the competent corporate bodies of the two companies.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 24, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations